                                                                                        [STMicroelectronics N.V. Letterhead]

December 15, 2006

Mr. Martin James
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Mail Stop 6010

Re:	STMicroelectronics N.V. Form 20-F for the fiscal year ended December 31, 2005 Filed March 3, 2006 File No. 001-13546

Dear Mr. James:

This letter has been prepared by STMicroelectronics N.V. (the “Company”) in response to the Comment Letter, dated November 3, 2006 (the “Comment Letter”) of the staff (the “Staff”) of the Securities and Exchange Commission, addressed to Mr. Carlo Ferro, the Company’s Executive Vice President and Chief Financial Officer.

Set forth below are the Company’s responses to the Comment Letter. The numbered paragraphs and headings correspond to the Comment Letter, whose text is copied below in italics for your reference.

Item 15. Controls and Procedures, page 146, comment 1

1.	We note your statement that the chief executive officer and chief financial officer have concluded that the company’s disclosure controls and procedures are “effective to ensure that material information relating to [y]our company was made known to them by others within [y]our company, particularly during the period in which this Form 20-F was being prepared.” It does not appear that your certifying officers have reached a conclusion that your disclosure controls and procedures are effective. Please revise future filings to address your officers’ conclusions regarding the effectiveness of your disclosure controls and procedures. In addition, please note that the definition of disclosure controls and procedures is included in Rule 13a-15(e) of the Exchange Act. However, if you wish to include the definition following your conclusion, please ensure the definition is substantially similar in all material respects to the language that appears in the entire two-sentence definition of “disclosure controls and procedures” set forth in Rule 13a-15(e).

Response:

The Company respectfully notes the Staff’s comment and proposes to revise its future filings as follows:

The Company’s Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) of the Exchange Act) as of the end of the period covered by the Form 20-F. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that, as of the evaluation date, the Company’s disclosure controls and procedures were effective to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms and is accumulated and communicated to the Company’s management, including its Chief Executive Officer and Chief Financial Officer as appropriate to allow timely decisions regarding required disclosure.

Item 15. Controls and Procedures, page 146, comment 2

2.	We note your disclosure that there were “no significant changes in [y]our internal controls over financial reporting or in other factors that could significantly affect these controls during the period covered by the annual report, nor were there any material weaknesses in our internal controls requiring corrective actions.” To the extent that your disclosure was provided to address Item 15(d) of Form 20-F which requires disclosure of any change in your internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting, please note that the need for disclosure is not limited to significant changes that could affect your internal control over financial reporting. Please correct the disclosure in future filings.

Response:

The Company respectfully notes the Staff’s comment and proposes to revise its future filings to include disclosure either to the effect that (i) there were no changes in the Company’s internal controls over financial reporting that occurred during the period covered by the Form 20-F that has materially affected, or is reasonably like to materially affect, its internal control over financial reporting; or (ii) in the alternative, to describe any such changes if any have occurred during the subject period.

Report of Independent Registered Public Accounting Firm, page F-2

3.	We note that your audit report is signed by PricewaterhouseCoopers SA, Geneva, Switzerland, a firm that is not currently registered with the PCAOB. Please have your auditors provide support that they are duly registered with the PCAOB or revise your Form 20-F to provide financial statements audited by an accounting firm registered with the PCAOB U.S. Please refer to PCAOB Rule 2100 and Sections 102 and 106(a) of the Sarbanes-Oxley Act of 2002.

Response:

Our auditors have confirmed to us that PricewaterhouseCoopers AG is registered with the PCAOB. They have further confirmed that their registration covers the Geneva office, which is listed as additional office in item 1.5 of the registration form. In Switzerland, PricewaterhouseCoopers AG signs audit reports through the respective office located closest to the subject company. As the Company is headquartered in Geneva, PricewaterhouseCoopers’ Geneva office signs the audit report. Because Geneva is in the French-speaking part of Switzerland, the term SA is used instead of AG. The terms are equivalent and are both registered with the Register of Commerce. Therefore, the Company’s auditors have concluded that PricewaterhouseCoopers SA, Geneva is duly registered with the PCAOB.

*           *          *

In connection with responding to the Staff’s comments, the Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing. The Company further acknowledges that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing. Finally, the Company acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at 011-41-22-929-2998.

Very truly yours,

/s/ Carlo Ferro Carlo Ferro Executive Vice President and Chief Financial Officer, STMicroelectronics N.V.

cc:	Kate Tillan Assistant Chief Accountant, Securities and Exchange Commission Robert Treuhold Shearman & Sterling LLP Michael Foley PricewaterhouseCoopers SA

3